IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS FORM SE IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for August 29, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-40145
~~333-92152~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on August 29, 2002.

CWMBS, INC.

By: ______________________

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY BEAR, STEARNS & CO. INC.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2002-22
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2002-22

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFORT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
MORTGAGE BACKED SECURITIES
245 Park Avenue
New York, N.Y. 10167
(212) 272-2000

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

CW0222-BURKE

CW0222-BURKE Class A1 (A) <P>

Orig Bal 174,090,991 Fac 1.00000 Coup 5.750 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 23-Aug-2002 Tranche: A1 (A)

Price	100% PSA 1.8100% 8.06 09/02 01/22	300% PSA 1.8100% 3.49 09/02 02/10	400% PSA 1.8100% 2.84 09/02 04/08	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
101: 2	5.57 5.89	5.34 3.02	5.25 2.52	Yield Duration
101: 6	5.55 5.89	5.30 3.02	5.20 2.52	Yield Duration
101:10	5.53 5.90	5.26 3.03	5.15 2.53	Yield Duration
101:14	5.51 5.90	5.22 3.03	5.10 2.53	Yield Duration
101:18	5.49 5.90	5.18 3.03	5.05 2.53	Yield Duration
101:22	5.47 5.91	5.14 3.03	5.01 2.53	Yield Duration
101:26	5.45 5.91	5.10 3.03	4.96 2.53	Yield Duration

CW0222-BURKE

CW0222-BURKE Class A2 (FD) <P>

Orig Bal 38,686,909 Fac 1.00000 Coup 2.360 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

1.0000 x 1-mo LIBOR + 0.5500 Cap 8.0000 @ 7.4500 Floor 0.5500 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 23-Aug-2002 Tranche: A2 (FD)

Price	100% PSA 1.8100% 8.06 09/02 01/22	300% PSA 1.8100% 3.49 09/02 02/10	400% PSA 1.8100% 2.84 09/02 04/08	prepay losses 1M_L1B Avg. Life 1st Prin Last Prin
99:19	2.43 6.99	2.50 3.27	2.52 2.69	Yield Duration
99:23	2.41 7.00	2.46 3.27	2.48 2.69	Yield Duration
99:27	2.39 7.00	2.42 3.27	2.43 2.69	Yield Duration
99:31	2.38 7.01	2.38 3.27	2.38 2.69	Yield Duration
100: 3	2.36 7.01	2.34 3.28	2.34 2.70	Yield Duration
100: 7	2.34 7.02	2.30 3.28	2.29 2.70	Yield Duration
100:11	2.32 7.02	2.27 3.28	2.24 2.70	Yield Duration

CW0222-BURKE

CW0222-BURKE Class A3 (SD) <P>

Orig Bal 38,686,909 Fac 1.00000 Coup 6.140 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

-1.0000 x 1-mo LIBOR + 7.9500 Cap 7.9500 @ 0.0000 Floor 0.0000 @ 7.9500

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 23-Aug-2002 Tranche: A3 (SD)

Price	100% PSA 1.8100% 8.06 09/02 01/22	300% PSA 1.8100% 3.49 09/02 02/10	400% PSA 1.8100% 2.84 09/02 04/08	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
6:27+	100.14	88.17	81.78	Yield
	0.76	0.74	0.72	Duration
6:31+	97.84	85.78	79.33	Yield
	0.78	0.75	0.74	Duration
7: 3+	95.63	83.47	76.97	Yield
	0.80	0.77	0.75	Duration
7: 7+	93.50	81.26	74.70	Yield
	0.82	0.79	0.77	Duration
7:11+	91.46	79.13	72.52	Yield
	0.84	0.80	0.78	Duration
7:15+	89.50	77.07	70.41	Yield
	0.86	0.82	0.80	Duration
7:19+	87.61	75.09	68.37	Yield
	0.88	0.84	0.81	Duration

CW0222-BURKE

CW0222-BURKE Class A5 (BB) <P>

Orig Bal 18,487,075 Fac 1.00000 Coup 6.500 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 23-Aug-2002 Tranche: A5 (BB)

Price	100% PSA 1.8100% 23.22 01/22 05/30	300% PSA 1.8100% 10.03 02/10 05/17	400% PSA 1.8100% 6.93 04/08 12/11	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
100:24	6.49 11.67	6.42 7.12	6.37 5.41	Yield Duration
100:28	6.48 11.68	6.41 7.12	6.35 5.42	Yield Duration
101: 0	6.47 11.69	6.39 7.12	6.33 5.42	Yield Duration
101: 4	6.46 11.69	6.37 7.13	6.30 5.42	Yield Duration
101: 8	6.45 11.70	6.35 7.13	6.28 5.42	Yield Duration
101:12	6.44 11.71	6.34 7.13	6.26 5.42	Yield Duration
101:16	6.42 11.72	6.32 7.13	6.24 5.42	Yield Duration

CW0222-BURKE

CW0222-BURKE Class A6 (E) <P>

Orig Bal 25,000,000 Fac 1.00000 Coup 6.250 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 23-Aug-2002 Tranche: A6 (E)

Price	100% PSA 1.8100% 24.55 09/05 08/32	300% PSA 1.8100% 16.26 09/05 08/32	400% PSA 1.8100% 11.35 09/05 08/32	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
98:16	6.42 11.68	6.44 9.63	6.47 7.70	Yield Duration
98:20	6.41 11.69	6.43 9.64	6.46 7.71	Yield Duration
98:24	6.40 11.70	6.42 9.65	6.44 7.71	Yield Duration
98:28	6.39 11.71	6.41 9.65	6.42 7.71	Yield Duration
99: 0	6.38 11.72	6.39 9.66	6.41 7.72	Yield Duration
99: 4	6.37 11.73	6.38 9.66	6.39 7.72	Yield Duration
99: 8	6.36 11.74	6.37 9.67	6.38 7.72	Yield Duration

CW0222-BURKE

CW0222-BURKE Class A9 (Y2) <P>

Orig Bal 40,000,000 Fac 1.00000 Coup 4.250 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 23-Aug-2002 Tranche: A9 (Y2)

Price	100% PSA 1.8100% 4.56 09/02 10/11	300% PSA 1.8100% 3.96 09/02 10/10	400% PSA 1.8100% 3.96 09/02 10/10	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
99:13	4.37 3.96	4.38 3.49	4.38 3.49	Yield Duration
99:17	4.33 3.96	4.34 3.50	4.34 3.50	Yield Duration
99:21	4.30 3.97	4.31 3.50	4.31 3.50	Yield Duration
99:25	4.27 3.97	4.27 3.50	4.27 3.50	Yield Duration
99:29	4.24 3.97	4.23 3.50	4.23 3.50	Yield Duration
100: 1	4.21 3.97	4.20 3.50	4.20 3.50	Yield Duration
100: 5	4.18 3.98	4.16 3.51	4.16 3.51	Yield Duration

CW0222-BURKE

CW0222-BURKE Class AA (FA) <P>

Orig Bal 38,815,800 Fac 1.00000 Coup 2.210 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

1.0000 x 1-mo LIBOR + 0.4000 Cap 8.5000 @ 8.1000 Floor 0.4000 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 23-Aug-2002 Tranche: AA (FA)

Price	100% PSA	300% PSA	400% PSA	prepay
				losses
	1.8100%	1.8100%	1.8100%	1M_LIB
	4.56	3.96	3.96	Avg. Life
	09/02	09/02	09/02	1st Prin
	10/11	10/10	10/10	Last Prin
99:15+	2.34	2.36	2.36	Yield
	4.23	3.70	3.70	Duration
99:19+	2.31	2.33	2.33	Yield
	4.23	3.70	3.70	Duration
99:23+	2.28	2.29	2.29	Yield
	4.23	3.70	3.70	Duration
99:27+	2.25	2.26	2.26	Yield
	4.23	3.71	3.71	Duration
99:31+	2.22	2.22	2.22	Yield
	4.24	3.71	3.71	Duration
100: 3+	2.19	2.19	2.19	Yield
	4.24	3.71	3.71	Duration
100: 7+	2.16	2.16	2.16	Yield
	4.24	3.71	3.71	Duration

CW0222-BURKE

CW0222-BURKE Class AD (CB) <P>

Orig Bal 54,870,230 Fac 1.00000 Coup 6.250 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 23-Aug-2002 Tranche: AD (CB)

Price	100% PSA	300% PSA	400% PSA	
				prepay
				losses
	1.8100%	1.8100%	1.8100%	1M_LIB
	14.95	3.60	2.82	Avg. Life
	10/11	09/02	09/02*	1st Prin
	03/25	09/11	10/10*	Last Prin
100: 0	6.29	6.19	6.16	Yield
	9.29	3.02	2.48	Duration
100: 4	6.27	6.15	6.11	Yield
	9.29	3.02	2.48	Duration
100: 8	6.26	6.11	6.06	Yield
	9.29	3.02	2.48	Duration
100:12	6.25	6.07	6.01	Yield
	9.30	3.03	2.48	Duration
100:16	6.23	6.03	5.96	Yield
	9.30	3.03	2.49	Duration
100:20	6.22	5.99	5.91	Yield
	9.31	3.03	2.49	Duration
100:24	6.21	5.95	5.86	Yield
	9.31	3.03	2.49	Duration

CW0222-BURKE

CW0222-BURKE Class AD (CB) **<P>**

Orig Bal 54,870,230 Fac 1.00000 Coup 6.250 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Sep-2002 **Curve Type:** Treas Act **Curve Date:** 23-Aug-2002 Tranche: AD (CB)

Price	100% PSA 1.8100% 14.86 10/11 03/25	300% PSA 1.8100% 3.52 10/02 09/11	400% PSA 1.8100% 2.75 10/02* 10/10*	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
100: 4	6.27 9.26	6.15 2.96	6.11 2.42	Yield Duration
100: 8	6.26 9.26	6.11 2.96	6.06 2.42	Yield Duration
100:12	6.25 9.27	6.07 2.97	6.01 2.42	Yield Duration
100:16	6.23 9.27	6.02 2.97	5.95 2.42	Yield Duration
100:20	6.22 9.28	5.98 2.97	5.90 2.42	Yield Duration
100:24	6.21 9.28	5.94 2.97	5.85 2.42	Yield Duration
100:28	6.19 9.28	5.90 2.98	5.80 2.43	Yield Duration

CW0222-BURKE

CW0222-BURKE Class AE (FC) <P>

Orig Bal 9,742,787 Fac 1.00000 Coup 3.310 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

1.0000 x 1-mo LIBOR + 1.5000 Cap 8.0000 @ 6.5000 Floor 1.5000 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 03-Sep-2002 **Curve Type:** Treas Act **Curve Date:** 23-Aug-2002 Tranche: AE (FC)

Price	100% PSA	300% PSA	400% PSA	prepay
				losses
	1.8100%	1.8100%	1.8100%	1M_LIB
	24.53	10.68	1.40	Avg. Life
	03/25	11/02*	09/02	1st Prin
	04/29	05/15*	11/04	Last Prin
99:20	3.36	3.38	3.61	Yield
	16.51	8.84	1.34	Duration
99:24	3.35	3.36	3.52	Yield
	16.52	8.84	1.34	Duration
99:28	3.34	3.35	3.43	Yield
	16.53	8.84	1.34	Duration
100: 0	3.33	3.33	3.33	Yield
	16.53	8.85	1.34	Duration
100: 4	3.33	3.32	3.24	Yield
	16.54	8.85	1.34	Duration
100: 8	3.32	3.30	3.15	Yield
	16.54	8.85	1.34	Duration
100:12	3.31	3.29	3.05	Yield
	16.55	8.85	1.34	Duration

CW0222-BURKE Class AF (SC) <P>

Orig Bal 3,812,395 Fac 1.00000 Coup 11.986 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

-2.5556 x 1-mo LIBOR + 16.6111 Cap 16.6111 @ 0.0000 Floor 0.0000 @ 6.5000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 23-Aug-2002 Tranche: AF (SC)

Price	100% PSA	300% PSA	400% PSA	prepay
				losses
	1.8100%	1.8100%	1.8100%	1M_LIB
	24.54	10.69	1.41	Avg. Life
	03/25	09/11	09/02	1st Prin
	04/29	05/15	11/04	Last Prin
85:13+	14.53	15.16	25.92	Yield
	6.55	5.25	1.10	Duration
85:17+	14.51	15.14	25.78	Yield
	6.56	5.25	1.10	Duration
85:21+	14.49	15.11	25.65	Yield
	6.56	5.26	1.10	Duration
85:25+	14.47	15.08	25.52	Yield
	6.57	5.26	1.10	Duration
85:29+	14.44	15.05	25.39	Yield
	6.58	5.27	1.10	Duration
86: 1+	14.42	15.03	25.26	Yield
	6.59	5.27	1.11	Duration
86: 5+	14.40	15.00	25.13	Yield
	6.60	5.27	1.11	Duration

CW0222-BURKE

CW0222-BURKE Class AG (F) <P>

Orig Bal 38,726,909 Fac 1.00000 Coup 2.360 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

1.0000 x 1-mo LIBOR + 0.5500 Cap 8.5000 @ 7.9500 Floor 0.5500 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 23-Aug-2002 Tranche: AG (F)

Price	100% PSA	300% PSA	400% PSA	prepay
				losses
	1.8100%	1.8100%	1.8100%	1M_LIB
	8.09	3.49	2.84	Avg. Life
	09/02	09/02	09/02	1st Prin
	03/22	02/10	04/08	Last Prin
99:19	2.43	2.50	2.52	Yield
	7.02	3.27	2.69	Duration
99:23	2.41	2.46	2.48	Yield
	7.02	3.27	2.69	Duration
99:27	2.39	2.42	2.43	Yield
	7.03	3.27	2.69	Duration
99:31	2.38	2.38	2.38	Yield
	7.03	3.27	2.69	Duration
100: 3	2.36	2.34	2.34	Yield
	7.04	3.28	2.70	Duration
100: 7	2.34	2.30	2.29	Yield
	7.04	3.28	2.70	Duration
100:11	2.32	2.27	2.24	Yield
	7.05	3.28	2.70	Duration

CW0222-BURKE

CW0222-BURKE Class AH (S) **<P>**

Orig Bal 38,726,909 Fac 1.00000 Coup 6.140 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

-1.0000 x 1-mo LIBOR + 7.9500 Cap 7.9500 @ 0.0000 Floor 0.0000 @ 7.9500

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 23-Aug-2002 Tranche: AH (S)

Price	100% PSA 1.8100% 8.09 09/02 03/22	300% PSA 1.8100% 3.49 09/02 02/10	400% PSA 1.8100% 2.84 09/02 04/08	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
7:12	91.21	78.85	72.22	Yield
	0.84	0.80	0.78	Duration
7:16	89.26	76.81	70.12	Yield
	0.86	0.82	0.80	Duration
7:20	87.38	74.83	68.10	Yield
	0.88	0.84	0.81	Duration
7:24	85.57	72.93	66.15	Yield
	0.90	0.85	0.83	Duration
7:28	83.82	71.10	64.26	Yield
	0.92	0.87	0.85	Duration
8: 0	82.14	69.32	62.43	Yield
	0.93	0.89	0.86	Duration
8: 4	80.51	67.61	60.66	Yield
	0.95	0.90	0.88	Duration

CW0222-BURKE

CW0222-BURKE Class AK (L) **<P>**

Orig Bal 60,000,000 Fac 1.00000 Coup 6.250 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 23-Aug-2002 Tranche: AK (L)

Price	100% PSA 1.8100% 15.79 09/07 08/32	300% PSA 1.8100% 11.09 09/07 08/32	400% PSA 1.8100% 9.98 09/07 08/32	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
101:11+	6.14	6.10	6.08	Yield
	9.38	7.58	7.08	Duration
101:15+	6.13	6.08	6.07	Yield
	9.39	7.58	7.08	Duration
101:19+	6.12	6.07	6.05	Yield
	9.39	7.58	7.08	Duration
101:23+	6.10	6.05	6.03	Yield
	9.40	7.59	7.09	Duration
101:27+	6.09	6.03	6.01	Yield
	9.41	7.59	7.09	Duration
101:31+	6.08	6.02	6.00	Yield
	9.41	7.59	7.09	Duration
102: 3+	6.07	6.00	5.98	Yield
	9.42	7.60	7.10	Duration

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2002-22
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2002-22

CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW02_22_SUBS 15 year 6.4's

User ID: leibo   Deals Directory: /opt/intex/deals   Date: 08/27/2002 15:30:11

Bond: M Balance: 8,100,000 Coupon: 6.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 8/01/2002
Settlement Date: 8/29/2002 COMM 15 year WAC: 6.69 WAM: 357.36

Months 480	PSA 100	PSA 200	PSA 250	PSA 300	PSA 350	PSA 400	PSA 500
99-20	6.327	6.327	6.326	6.326	6.326	6.326	6.325
99-24	6.313	6.311	6.310	6.309	6.308	6.307	6.306
99-28	6.299	6.295	6.293	6.291	6.290	6.288	6.286
100- 0	6.285	6.279	6.276	6.274	6.272	6.270	6.267
100- 4	6.270	6.263	6.259	6.256	6.254	6.251	6.247
100- 8	6.256	6.247	6.243	6.239	6.236	6.233	6.228
100-12	6.242	6.231	6.226	6.222	6.218	6.214	6.208
100-16	6.228	6.215	6.209	6.204	6.200	6.196	6.189
100-20	6.214	6.199	6.193	6.187	6.182	6.177	6.169
100-24	6.200	6.183	6.176	6.170	6.164	6.159	6.150
100-28	6.186	6.167	6.160	6.153	6.146	6.141	6.131
101- 0	6.172	6.152	6.143	6.135	6.129	6.122	6.111
101- 4	6.158	6.136	6.127	6.118	6.111	6.104	6.092
101- 8	6.144	6.120	6.110	6.101	6.093	6.086	6.073
101-12	6.130	6.105	6.094	6.084	6.075	6.068	6.054
101-16	6.116	6.089	6.077	6.067	6.058	6.049	6.035
101-20	6.102	6.073	6.061	6.050	6.040	6.031	6.016
101-24	6.089	6.058	6.045	6.033	6.023	6.013	5.997
101-28	6.075	6.042	6.028	6.016	6.005	5.995	5.977
102- 0	6.061	6.027	6.012	5.999	5.988	5.977	5.958
102- 4	6.047	6.011	5.996	5.982	5.970	5.959	5.939
102- 8	6.034	5.996	5.980	5.965	5.953	5.941	5.920
102-12	6.020	5.980	5.964	5.949	5.935	5.923	5.902
AVG LIFE	14.71	12.02	11.13	10.44	9.88	9.43	8.73
DURATION	8.82	7.83	7.47	7.18	6.93	6.73	6.39
FIRST PAY	9/02	9/02	9/02	9/02	9/02	9/02	9/02
LAST PAY	8/32	8/32	8/32	8/32	8/32	8/32	8/32

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW02_22_SUBS 15 year 6.4's

User ID: leibo Deals Directory: /opt/intex/deals Date: 08/27/2002 15:30:13

Bond: B1 Balance: 3,900,000 Coupon: 6.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 8/01/2002
Settlement Date: 8/29/2002 COMM 15 year WAC: 6.69 WAM: 357.36

Months 480	PSA 100	PSA 200	PSA 250	PSA 300	PSA 350	PSA 400	PSA 500
98-20	6.442	6.456	6.462	6.467	6.472	6.476	6.483
98-24	6.428	6.440	6.445	6.449	6.453	6.457	6.464
98-28	6.413	6.423	6.428	6.432	6.435	6.438	6.444
99- 0	6.399	6.407	6.411	6.414	6.417	6.419	6.424
99- 4	6.384	6.391	6.394	6.396	6.399	6.401	6.404
99- 8	6.370	6.375	6.377	6.379	6.380	6.382	6.384
99-12	6.356	6.359	6.360	6.361	6.362	6.363	6.365
99-16	6.341	6.343	6.343	6.344	6.344	6.344	6.345
99-20	6.327	6.327	6.326	6.326	6.326	6.326	6.325
99-24	6.313	6.311	6.310	6.309	6.308	6.307	6.306
99-28	6.299	6.295	6.293	6.291	6.290	6.288	6.286
100- 0	6.285	6.279	6.276	6.274	6.272	6.270	6.267
100- 4	6.270	6.263	6.259	6.256	6.254	6.251	6.247
100- 8	6.256	6.247	6.243	6.239	6.236	6.233	6.228
100-12	6.242	6.231	6.226	6.222	6.218	6.214	6.208
100-16	6.228	6.215	6.209	6.204	6.200	6.196	6.189
100-20	6.214	6.199	6.193	6.187	6.182	6.177	6.169
100-24	6.200	6.183	6.176	6.170	6.164	6.159	6.150
100-28	6.186	6.167	6.160	6.153	6.146	6.141	6.131
101- 0	6.172	6.152	6.143	6.135	6.129	6.122	6.111
101- 4	6.158	6.136	6.127	6.118	6.111	6.104	6.092
101- 8	6.144	6.120	6.110	6.101	6.093	6.086	6.073
101-12	6.130	6.105	6.094	6.084	6.075	6.068	6.054
AVG LIFE	14.71	12.02	11.13	10.44	9.88	9.43	8.73
DURATION	8.77	7.79	7.44	7.15	6.91	6.70	6.37
FIRST PAY	9/02	9/02	9/02	9/02	9/02	9/02	9/02
LAST PAY	8/32	8/32	8/32	8/32	8/32	8/32	8/32

CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW02_22_SUBS 15 year 6.4's

User ID: leibo Deals Directory: /opt/intex/deals Date: 08/27/2002 15:30:14

Bond: B2 Balance: 2,400,000 Coupon: 6.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 8/01/2002
Settlement Date: 8/29/2002 COMM 15 year WAC: 6.69 WAM: 357.36

Months 480	PSA 100	PSA 200	PSA 250	PSA 300	PSA 350	PSA 400	PSA 500
97- 4	6.618	6.654	6.669	6.683	6.695	6.706	6.725
97- 8	6.603	6.637	6.652	6.664	6.676	6.686	6.705
97-12	6.589	6.621	6.634	6.646	6.657	6.667	6.684
97-16	6.574	6.604	6.617	6.628	6.639	6.648	6.664
97-20	6.559	6.588	6.599	6.610	6.620	6.629	6.644
97-24	6.544	6.571	6.582	6.592	6.601	6.609	6.624
97-28	6.530	6.554	6.565	6.574	6.583	6.590	6.604
98- 0	6.515	6.538	6.548	6.556	6.564	6.571	6.583
98- 4	6.500	6.522	6.530	6.538	6.546	6.552	6.563
98- 8	6.486	6.505	6.513	6.521	6.527	6.533	6.543
98-12	6.471	6.489	6.496	6.503	6.509	6.514	6.523
98-16	6.457	6.472	6.479	6.485	6.490	6.495	6.503
98-20	6.442	6.456	6.462	6.467	6.472	6.476	6.483
98-24	6.428	6.440	6.445	6.449	6.453	6.457	6.464
98-28	6.413	6.423	6.428	6.432	6.435	6.438	6.444
99- 0	6.399	6.407	6.411	6.414	6.417	6.419	6.424
99- 4	6.384	6.391	6.394	6.396	6.399	6.401	6.404
99- 8	6.370	6.375	6.377	6.379	6.380	6.382	6.384
99-12	6.356	6.359	6.360	6.361	6.362	6.363	6.365
99-16	6.341	6.343	6.343	6.344	6.344	6.344	6.345
99-20	6.327	6.327	6.326	6.326	6.326	6.326	6.325
99-24	6.313	6.311	6.310	6.309	6.308	6.307	6.306
99-28	6.299	6.295	6.293	6.291	6.290	6.288	6.286
AVG LIFE	14.71	12.02	11.13	10.44	9.88	9.43	8.73
DURATION	8.70	7.73	7.38	7.10	6.86	6.66	6.33
FIRST PAY	9/02	9/02	9/02	9/02	9/02	9/02	9/02
LAST PAY	8/32	8/32	8/32	8/32	8/32	8/32	8/32